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                            January 7, 2022

       Mark Chi Hang Lo
       Chief Executive Officer
       AMTD Digital Inc.
       25/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD Digital Inc.
                                                            Amendment No. 10 to
                                                            Registration
Statement on Form F-1
                                                            Filed on December
2, 2021
                                                            File No. 333-256322

       Dear Mr. Lo:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2021 letter.

       Amendment No. 10 to Registration Statement on Form F-1

       Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Please also include this disclosure in your
Summary on page 8.
 Mark Chi Hang Lo
AMTD Digital Inc.
January 7, 2022
Page 2
Our ADSs may be delisted or prohibited from being traded over-the-counter under the Holding
Foreign Companies Accountable Act..., page 19

2. Please update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameMark Chi Hang Lo                            Sincerely,
Comapany NameAMTD Digital Inc.
                                                              Division of
Corporation Finance
January 7, 2022 Page 2                                        Office of Finance
FirstName LastName